Exhibit 99.1

September 13, 2021

GOLD STANDARD VENTURES PROVIDES DARK STAR EXPLORATION UPDATE

41.2 meters of 3.06 g Au/t sulphide mineralization intersected directly below Dark Star North pit boundary

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced drill results from 20 reverse circulation (“RC”) drill holes at the Dark Star gold deposit.

(https://goldstandardv.com/site/assets/files/5833/dark_star_north.pdf)

Key Highlights:

  Drill holes DR21-14 and DR21-15 were completed at Dark Star North to support conversion of certain Inferred resources to Measured and Indicated resources for inclusion in the mine plan.

  Drill hole DR21-15 intersected an interval of 41.2 meters of 3.06 g Au/t sulphide mineralization directly below the oxide pit boundary.

Jason Attew, President and CEO, commented, “Dark Star drilling was focused on development holes for 2021 and the drill program accomplished the desired objectives. The two deeper drill holes at Dark Star North both intersected mineralization below the pre-feasibility study pit boundary, highlighting the exploration potential at depth at Dark Star.”

Development Highlights:

  Drill holes DR21-11, DR21-12, and DR21-17 through DR21-20 were completed at Dark Star Main as in-fill drill holes and intersected ore grade mineralization similar to holes previously drilled at Dark Star Main and indicate that the ore body is still open to the south.

  Drill holes DR21-01 through DR21-09 were completed on a zone of gravels east of the Dark Star Main deposit. The gold grades intersected represent an eroded portion of the Dark Star Main deposit and are currently being evaluated for utilization / suitability as over- liner on the proposed heap leach pad.

Select Dark Star Drill Results:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DR21-11	RC		-90	109.7	0-48.8	48.8	1.19
DR21-12	RC		-90	109.7	10.7-68.6	57.9	0.74
DR21-14	RC		-90	274.3	74.7-247.0	172.3	2.51
DR21-15	RC		-90	304.8	86.9-295.7	208.8	1.02

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4

including					254.6-295.7	41.2	3.06
DR21-17	RC		-90	45.7	0-39.6	39.6	0.42
DR21-18	RC		-90	91.4	0-76.2	76.2	0.68
DR21-19	RC		-90	64.0	0-29.0	29.0	0.39
DR21-20	RC	270	-65	128.0	0-73.2	73.2	0.76

Note: Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization and a 1.0 g Au/t cutoff for sulphide mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses. Drill holes presented in this table have a gold equivalent gram-meter product greater than 10.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All Gold Standard sampling was conducted under the supervision of the Company’s senior geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. Samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in either Sparks, NV or Hermosillo, Mexico where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP in Vancouver, B.C. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

All third party laboratories and service providers used or retained in the analysis of the samples are independent of Gold Standard.

Qualified Persons

Richard Yancey, Geology Manager, is the Company’s Qualified Person (QP) as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this news release.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the ability of the Company to increase the resource base at Dark Star; the nature and extent of mineralization at the

Gold Standard Ventures Corp.	PAGE 2

Dark Star deposit; the Company’s future exploration plans and objectives; the expected size and dimensions of the planned pit and area of demonstrated mineral resources South Railroad Project (“SRP”); and about the potential financing and construction of the SRP. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the pit and the area of demonstrated mineral resources at SRP will conform to that set out in the preliminary feasibility study for SRP; and that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the pit and the area of demonstrated mineral resources at SRP will be different than that set out in the Preliminary Feasibility Study for SRP, as a result of the Company’s Feasibility Study or otherwise; that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

Gold Standard Ventures Corp.	PAGE 3